Filed Pursuant to Rule 424(b)(2)
Registration No. 333-236148

PROSPECTUS SUPPLEMENT (To Prospectus dated February 25, 2020, as may be amended)

WELLS FARGO & COMPANY

Medium-Term Notes, Series U

Subordinated Medium-Term Notes, Series V

Wells Fargo & Company (“Wells Fargo”) may offer, from time to time, medium-term notes, series U, and subordinated medium-term notes, series V (collectively, the “notes”). The final terms of each note offered will be included in a pricing supplement. The notes offered will specify whether they are senior notes or subordinated notes and will have the following general terms, unless the applicable pricing supplement states otherwise:

•	The notes will bear interest at either a fixed rate or a floating rate or will be zero coupon notes. Floating rate interest may be based on:

• CMT rate • Commercial paper rate • EURIBOR • Federal funds rate • Federal funds (open) rate	• LIBOR • Prime rate • Treasury rate • Any other rate specified in the applicable pricing supplement

•	Fixed rate interest will be paid semi-annually on the dates specified in the applicable pricing supplement.

•	Floating rate interest will be paid on the dates specified in the applicable pricing supplement.

•	Zero coupon notes will not pay interest.

•	The notes will be held in global form by The Depository Trust Company.

•	The notes may not be repaid at the option of the holder before their stated maturity and may not be redeemed at our option.

•	The notes will be denominated in U.S. dollars and have minimum denominations of $1,000.

•	The notes will not be listed on any securities exchange or automated quotation system.

The notes are unsecured obligations of Wells Fargo, and all payments on the notes are subject to the credit risk of Wells Fargo. If Wells Fargo defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of Wells Fargo and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement, the accompanying prospectus or any pricing supplement. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks. You should consider the risk factors in the accompanying prospectus and in the documents incorporated herein by reference.

Offers to purchase the notes are being solicited, from time to time, by the agent listed below. Such agent has agreed to use its reasonable efforts to sell the notes. We may accept offers to purchase the notes through additional agents and may appoint additional agents to solicit offers to purchase the notes (any such additional agents, together with Wells Fargo Securities, LLC, are referred to individually as an “agent” and collectively as the “agents”). Any other agents will be named in the applicable pricing supplement. Wells Fargo also reserves the right to sell the notes directly to investors on its own behalf or through affiliated entities. No commission will be payable on sales made directly by Wells Fargo. Wells Fargo may also sell notes to an agent as principal for its own account at prices to be agreed upon at the time of sale. An agent may resell any note it purchases as principal at prevailing market prices, or at other prices as such agent may determine. There is no established trading market for the notes and there can be no assurance that a secondary market for the notes will develop. Our affiliates, including Wells Fargo Securities, LLC, may use this prospectus supplement, the accompanying prospectus and any pricing supplement in market-making transactions in the notes after their initial sale.

Wells Fargo Securities, LLC, one of our wholly-owned subsidiaries, will comply with Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”) in connection with any placement of the notes in which it participates.

Wells Fargo Securities

February 26, 2020

ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement along with the accompanying prospectus, the applicable pricing supplement, any related free writing prospectus prepared by us or on our behalf and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. These documents contain information you should consider when making your investment decision. We have not, and the agents have not, authorized anyone to provide you with any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus, the applicable pricing supplement and any related free writing prospectus prepared by us or on our behalf. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you.

This prospectus supplement, the accompanying prospectus and the applicable pricing supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the notes. This prospectus supplement, the accompanying prospectus and the applicable pricing supplement may only be used where it is legal to sell the notes and do not constitute an offer to sell or a solicitation of an offer to buy such notes in any circumstances in which such offer or solicitation is unlawful. The distribution of this prospectus supplement, the accompanying prospectus and the applicable pricing supplement and the offering of the notes in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement, the accompanying prospectus and the applicable pricing supplement come should inform themselves about and observe any such restrictions.

Information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or the applicable pricing supplement may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement, the accompanying prospectus or the applicable pricing supplement, or the sale of the notes, as an indication that there has been no change in our affairs since those dates.

WELLS FARGO & COMPANY

We are a diversified, community-based financial services company organized under the laws of the State of Delaware and registered as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956, as amended. Founded in 1852 and headquartered in San Francisco, we provide banking, investment and mortgage products and services, as well as consumer and commercial finance, through banking locations, ATMs, the internet and mobile banking, and we have international offices to support our customers who conduct business in the global economy. When we refer to “Wells Fargo,” “we,” “our” and “us” in this prospectus supplement and the applicable pricing supplement we mean only Wells Fargo & Company, and not Wells Fargo & Company together with any of its subsidiaries, unless the context indicates otherwise.

We are a separate and distinct legal entity from our banking and other subsidiaries. A significant source of funds to pay debt service on our debt and dividends on our common and preferred stock is dividends from our subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our banking and other subsidiaries may pay to us without regulatory approval.

RISK FACTORS

Your investment in the notes involves risks. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference do not describe all of those risks. Before purchasing any notes, you should carefully consider the risk factors contained in the accompanying prospectus and the other information contained or incorporated by reference in this prospectus supplement, including the risk factors contained in our annual and quarterly reports. Additional risks specific to particular notes may also be detailed in the applicable pricing supplement. You should consult your financial, legal, tax and other professional advisors as to the risks associated with an investment in our notes and the suitability of the investment for you.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes offered under this prospectus supplement adds to, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities contained in the accompanying prospectus. The particular terms of the notes sold under any pricing supplement will be described in that pricing supplement. Unless the applicable pricing supplement specifies otherwise, the terms and conditions stated herein and, except to the extent modified hereby, in the accompanying prospectus will apply to each note.

General

At our option, we may issue the notes as medium-term notes, series U, under the senior indenture referred to in the accompanying prospectus (“senior notes”), or as subordinated medium-term notes, series V, under the subordinated indenture referred to in the accompanying prospectus (“subordinated notes”). The senior notes will constitute senior debt securities as described in the accompanying prospectus and the subordinated notes will constitute subordinated debt securities as described in the accompanying prospectus. The notes issued under either indenture will constitute one series under that indenture. You should read the accompanying prospectus for a general discussion of the terms and provisions of the applicable indenture.

The notes may bear interest at a fixed rate (a “fixed rate note”) or a floating rate (a “floating rate note”) or may bear no interest (a “zero coupon note”). A fixed rate note will be a fixed rate debt security as described in the accompanying prospectus and a floating rate note will be a floating rate debt security as described in the accompanying prospectus. Unless otherwise specified in the applicable pricing supplement, the notes will not be listed on any securities exchange or automated quotation system.

The senior notes will be our senior unsecured obligations and will rank equally with all of our other senior debt securities. Payment of principal of the senior notes may be accelerated only in the case of certain payment defaults and certain events of bankruptcy, insolvency or reorganization. A covenant breach, as defined in the accompanying prospectus, is not an event of default under the senior indenture, and payment of principal of the senior notes may not be accelerated for such breach. See “Description of Debt Securities—Events of Default and Covenant Breaches” in the accompanying prospectus.

The subordinated notes will be our unsecured obligations and will rank equally with all of our other subordinated debt securities and, together with such other subordinated debt securities, will be subordinated to all of our existing and future Senior Debt, as defined under “Description of Debt Securities—Subordination” in the accompanying prospectus. Holders of subordinated notes have more limited acceleration rights than holders of senior notes. Payment of principal of the subordinated notes may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization. See “Description of Debt Securities—Events of Default and Covenant Breaches” in the accompanying prospectus. As of December 31, 2019, on a non-consolidated basis, we had approximately $123.8 billion of Senior Debt outstanding, excluding obligations under letters of credit, guarantees, foreign exchange contracts and interest rate swap contracts. In addition, we were obligated on such date under letters of credit, guarantees, foreign exchange contracts and interest rate swap contracts to which the subordinated notes will be subordinated pursuant to the terms of the subordinated indenture. The subordinated indenture does not limit the amount of indebtedness or obligations, including Senior Debt, that we may issue.

Holders of the notes may be fully subordinated to interests held by the U.S. government in the event we enter into a receivership, insolvency, liquidation or similar proceeding.

We may issue an indeterminate amount of notes from time to time. We may also, from time to time, without the consent of the holders of the notes, issue additional notes or other debt securities having the same terms as previously issued notes (other than the original issue date, the date, if any, that interest begins to accrue and the issue price, which may vary) that will form a single issue with the previously issued notes. For purposes of this prospectus supplement, the principal amount of any discount note (as defined in the accompanying prospectus) means the issue price of that note, and the principal amount of any note issued in a foreign currency or composite currency means the U.S. dollar equivalent on the date of issue of the issue price of that note. The issue price of a note is the price at which that note is issued, expressed as a percentage of the aggregate principal amount of such note.

Unless the applicable pricing supplement states otherwise:

•	we will pay interest on fixed rate notes semi-annually;

•	we will issue the notes at 100% of their principal amount;

•	holders will not be able to elect to have the notes repaid before their stated maturity;

•	holders will not be able to elect to renew the notes beyond their stated maturity;

•	we will not be able to redeem the notes before their stated maturity;

•	we will not be able to elect to extend the maturity of the notes beyond their stated maturity;

•	we will issue the notes in U.S. dollars and payments of principal and any premium and interest with respect to the notes will be made in U.S. dollars;

•

we will issue the notes in fully registered form and in authorized denominations, which will be $1,000 each and integral multiples of $1,000 in excess thereof, and each owner of a beneficial interest in a note will be required to hold such beneficial interest in an authorized denomination;

•	we will issue the notes as global securities, as defined in the accompanying prospectus, registered in the name of a nominee of The Depository Trust Company, as depositary; and

•	we will not list the notes on any securities exchange or automated quotation system.

The applicable pricing supplement relating to each note will describe the following terms:

•	whether the note is a senior note or a subordinated note;

•	if the note is being issued at a price other than 100% of its principal amount, its issue price;

•	the principal amount of the note;

•	the date on which the note will be issued;

•	the date on which the note will mature;

•	whether the note is a fixed rate note, a floating rate note or a zero coupon note;

•	if the note is a fixed rate note, the annual rate at which the note will bear interest and the interest payment date or dates, each as defined in the accompanying prospectus;

•

if the note is a floating rate note, the base rate for that note and, if applicable, the index maturity, the spread or spread multiplier, the maximum interest rate, the minimum interest rate, the initial interest rate, the interest payment dates and the interest reset dates, each as defined therein or in the accompanying prospectus, with respect to that note and any other terms relating to the particular method of calculating the interest rate for that note;

•	whether the note is a discount note, and if so, any additional provisions relating to this feature of the note;

•	if the note may be redeemed at our option or repaid at a holder’s option, the provisions relating to redemption of the note or repayment of the note;

•	if the note may be extended at our option or renewed at a holder’s option, the provisions relating to extension of the note or renewal of the note; and

•	any other terms of the note not inconsistent with the provisions of the applicable indenture.

If we issue notes denominated in a currency other than U.S. dollars or permit the payment of principal or interest on notes to be made in a currency other than U.S. dollars or permit the payment of principal or interest on notes denominated in a currency other than U.S. dollars to be made in U.S. dollars, the applicable pricing supplement will also describe the following if applicable:

•	the currency in which purchasers will pay for the notes;

•	the currency in which we will pay principal and any interest;

•	the terms relating to the currency in which payments may be made and the identity of any exchange rate agent;

•	the method of electing the currency in which payments may be made;

•	the authorized denominations of the notes;

•	any foreign currency risks in addition to those set forth under “Risk Factors—Foreign Currency Risks” in the accompanying prospectus;

•	any changes to the definition of business day set forth in the accompanying prospectus;

•	any changes to the method of calculation of the accrued interest factor; and

•	any other terms of the notes not inconsistent with the provisions of the applicable indenture.

Interest and Principal Payments

We generally describe how interest and principal payments on the notes will be made and how fixed and floating rates of interest on the notes will be calculated under “Description of Debt Securities” in the accompanying prospectus. The specific terms of any notes that we offer will be set forth in the applicable pricing supplement.

Interest rates offered on notes may differ depending upon, among other things, the aggregate principal amount of notes purchased in any single transaction. Notes with similar variable terms but different interest rates, as well as notes with different variable terms, may be offered concurrently to different investors. Interest rates or formulas and other terms of notes are subject to change from time to time, but no change will affect any note already issued or as to which an offer to purchase has been accepted.

Redemption at Our Option

The applicable pricing supplement will specify if the notes are redeemable at our option (in addition to our right to redeem the notes in the circumstances set forth under “Description of Debt Securities—Tax Redemption”

in the accompanying prospectus) and if so, the redemption terms. Any redemption by us of notes may be subject to the prior approval of the Board of Governors of the Federal Reserve System or other appropriate federal banking agency.

Repayment at the Option of the Holder

The applicable pricing supplement will specify if the notes are repayable at the option of the holder thereof and, if so, the repayment terms.

Discount Notes

We may issue the notes as discount notes. See “Description of Debt Securities—Interest and Principal Payments—Discount Debt Securities” in the accompanying prospectus. Any additional special considerations applicable to discount notes will be set forth in the applicable pricing supplement.

Indexed Notes

We may issue notes as indexed notes. Indexed notes are notes issued with the principal amount payable at maturity, or the amount of interest payable on an interest payment date, to be determined by reference to one or more indices, securities or baskets of securities, commodities or baskets of commodities, exchange traded funds or baskets of exchange traded funds, currency exchange rates, or any other market measure as set forth in the applicable pricing supplement. Holders of indexed notes may receive a principal amount at maturity that is greater than or less than the face amount of the notes depending upon the fluctuation of the relative value, rate or price of the applicable market measure. The applicable pricing supplement will set forth information as to the methods for determining the principal amount payable at maturity or the amount of interest payable on an interest payment date, as the case may be, additional terms and provisions of the indexed notes, the market measure to which principal or interest is indexed, a historical comparison of the relative value, rate or price of the specified market measure, the face amount of the indexed note and certain additional tax considerations.

Extendible Notes

We may, from time to time, offer notes the maturity of which may be extended, either in whole or in part, at our option for one or more periods up to, but not beyond, the note’s final maturity. The specific terms for such extensions, including the date or dates on which the option can be exercised and whether the option can be exercised with respect to some but not all of the note’s outstanding principal balance, will be as set forth in the applicable pricing supplement.

Renewable Notes

We may, from time to time, offer notes the maturity of which may be renewed at the noteholder’s option for one or more specified periods up to, but not beyond, the note’s final maturity. The specific terms of such renewal option, including the date or dates on which the option may be exercised and whether the option may be exercised with respect to some but not all of the note’s outstanding principal balance, will be as set forth in the applicable pricing supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We are offering the notes on a continuing basis through Wells Fargo Securities, LLC and through any additional agents named in the applicable pricing supplement, (individually an “agent” and collectively as the “agents”) who have agreed to use their reasonable efforts to solicit purchases of the notes. We will have the sole right to accept offers to purchase the notes, and we may reject any offer in whole or in part. Each agent may reject, in whole or in part, any offer it solicited to purchase notes. We will pay an agent, in connection with sales of these notes resulting from a solicitation that such agent made or an offer to purchase that such agent received, a commission in an amount agreed upon at the time of sale. Such commission will be set forth in the applicable pricing supplement. The maximum discount or commission that may be received by any member of FINRA for any sales of securities pursuant to the accompanying prospectus, together with the reimbursement of any counsel fees by us, will not exceed 8.00% of the initial gross proceeds from the sale of any securities being sold. Any agreements that we enter into with agents will contain, to the extent required, contractual provisions required to comply with the “Restrictions on Qualified Financial Contracts of Systemically Important U.S. Banking Organizations and the U.S. Operations of Systemically Important Foreign Banking Organizations; Revisions to the Definition of Qualifying Master Netting Agreement and Related Definitions” as issued by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency and other applicable law.

We may also sell the notes to an agent as principal for its own account at discounts to be agreed upon at the time of sale. Such discount will be set forth in the applicable pricing supplement. That agent may resell the notes to investors and other purchasers at a fixed offering price or at prevailing market prices, or prices related thereto at the time of resale or otherwise, as that agent determines and as we will specify in the applicable pricing supplement. Unless the applicable pricing supplement states otherwise, any notes sold to agents as principal will be purchased at a price equal to 100% of the principal amount less the agreed upon discount. An agent may offer the notes it has purchased as principal to other dealers. The agent may sell the notes to any dealer at a discount and, unless otherwise specified in the applicable pricing supplement, the discount allowed to any other dealer will not be in excess of the discount that the agent will receive from us. After the initial public offering of notes that an agent is to resell on a fixed public offering price basis, the agent may change the public offering price and discount.

We may arrange for notes to be sold through agents or may sell notes directly to investors on our own behalf or through an affiliate. No commissions will be paid on notes sold directly by us. We may accept offers to purchase notes through additional agents and may appoint additional agents to solicit offers to purchase notes. Any other agents will be named in the applicable pricing supplement.

Wells Fargo Securities, LLC, one of our wholly-owned subsidiaries, will comply with Rule 5121 of the Conduct Rules of FINRA in connection with each placement of the notes in which it participates. If Wells Fargo Securities, LLC or one of our other wholly-owned subsidiaries or affiliated entities participates in a sale of the notes, such subsidiary or entity will not confirm sales to accounts over which they exercise discretionary authority without the prior specific written approval of the customer in accordance with Rule 5121.

Wells Fargo Securities, LLC or any of its affiliates may use the applicable pricing supplement, this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the notes. Such entities may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

Each of the agents may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We and the agents have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the agents for specified expenses.

We estimate that we will spend approximately $15.8 million for printing, rating agency, trustee and legal fees and other expenses allocable to offerings of the notes.

Unless otherwise provided in the applicable pricing supplement, we do not intend to apply for the listing of the notes on any securities exchange or automated quotation system, but have been advised by the agents that they intend to make a market for the notes, as applicable laws and regulations permit. The agents are not obligated to do so, however, and the agents may discontinue making a market in any or all of the notes at any time without notice. No assurance can be given as to the liquidity of any trading market for these notes.

When an agent acts as principal for its own account, to facilitate the offering of the notes, the agent may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the agent may overallot in connection with any offering of the notes, creating a short position in the notes for its own account. In addition, to cover overallotments or to stabilize the price of the notes, the agent may bid for, and purchase, the notes in the open market. Finally, in any offering of the notes through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The agents are not required to engage in these activities, and may end any of these activities at any time.

LEGAL OPINIONS

Faegre Drinker Biddle & Reath LLP will issue an opinion about the legality of the notes. John J. Muller, who is our Senior Company Counsel, or another of our lawyers, will issue an opinion to the agents on certain matters related to the notes. Mr. Muller owns, or has the right to acquire, a number of shares of our common stock which represents less than 0.1% of the total outstanding common stock. Certain legal matters will be passed upon for the agents by Gibson, Dunn & Crutcher LLP. Gibson, Dunn & Crutcher LLP represents us and certain of our subsidiaries in other legal matters. Mr. Muller may rely on Gibson, Dunn & Crutcher LLP as to matters of New York law and as to certain matters of California law. The opinions of Faegre Drinker Biddle & Reath LLP, Mr. Muller and Gibson, Dunn & Crutcher LLP will be conditioned upon, and subject to certain assumptions regarding, future action that we and the applicable trustee are required to take in connection with the issuance and sale of any particular note, the specific terms of the notes and other matters which may affect the validity of the notes, but which cannot be ascertained on the date of such opinions.